CHEVRON CORPORATION

6001 Bollinger Canyon Road, San Ramon, CA

August 24, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Special Counsel

Re:	Chevron Corporation
Registration Statement on Form S-4
File No. 333-244369

Dear Mr. Levenberg:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Chevron Corporation (the “Company”) with the U.S. Securities and Exchange Commission on August 11, 2020, as amended on August 24, 2020, be accelerated to August 26, 2020 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.

If you have any questions regarding the foregoing, please contact Kyle Seifried of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3220.

*****

Very truly yours,

By:	/s/ Christine L. Cavallo
Name: Christine L. Cavallo
Title: Assistant Secretary

Cc: Scott A. Barshay